Exhibit 21.1

HARROW HEALTH, INC. SUBSIDIARIES
as of December 31, 2022

Name of Subsidiary	State of Incorporation or Organization
ImprimisRx, LLC	Delaware
Imprimis NJOF, LLC	New Jersey
ImprimisRx NJ, LLC	New Jersey
Harrow Eye, LLC	Delaware
Harrow IP, LLC	Delaware
Visionology Equity, LLC	Delaware
Stowe Pharmaceuticals, Inc.	Delaware
Radley Pharmaceuticals, Inc.	Delaware
Mayfield Pharmaceuticals, Inc.	Delaware
Visionology, Inc.	Delaware
Visionology MSO, Inc.	Delaware
Park Compounding, Inc.	California